November 13, 2007

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RE:	Zones, Inc.
Form 10-K, for Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Forms 10-Q for the Fiscal Quarters Ended
March 31, 2007 and June 30, 2007
File No. 00-28448

To Whom It May Concern:

We have reviewed the additional comments included in your letter dated November 1, 2007 regarding our Form 10-K filing for the year ended December 31, 2006 and the Form 10-Q for the Quarterly Periods Ended March 31, 2007 and June 30, 2007.  For ease of reference, we have included the Staff’s comments in their entirety preceding each of our responses.  The numbers before our responses correspond to the comments contained in your letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statements of Cash Flows, page 32
1.
We reviewed your response to comment two in our letter dated August 14, 2007.  Since the classification error is quantitatively material relative to both cash flows from operating activities and cash flows from financing activities, we believe you should restate your financial statements for the three years ended December 31, 2006 and for the quarterly periods ended March 31, 2007 and June 30, 2007.  We do not believe that the qualitative considerations enumerated in your letter support a conclusion that this quantitatively large revision is immaterial.

We have reviewed your response regarding the quantitative assessment of materiality for the change to our statement of cash flows.  This change will reclassify the amount related to inventory financing, disclosed as a separate line item, from operating activities to financing activities; resulting in a change to cash flows from operating activities with an equal and off-setting impact to cash flows from financing activities.  Following discussions with management, the Audit Committee of our Board of Directors determined that we will restate our financial statements for the years ended December 31, 2006 and 2005, and for the unaudited interim periods ended March 31, 2007 and June 30, 2007. Management and the Audit Committee discussed these matters with our independent registered public accounting firm, Grant Thornton LLP, and our former independent registered public accounting firm, PricewaterhouseCoopers LLP.

With respect to the fiscal year ended December 31, 2004, we reviewed the materiality of the reclassification of inventory financing.  In assessing the materiality, we considered it in the context of SAB 99 and the financial statements taken as a whole.  For the year ended December 31, 2004, we believe that the reclassification of inventory financing is immaterial relative to cash flows from operating and financing activities; representing 7.2% of 2004 operating cash flows and 15.6% of financing cash flows.  We believe the significant metric is cash flows from operations as it focuses on the working capital cycle, whereas financing cash flows are not a key metric in terms of how investors assess our performance.   We conclude that taken as a whole, our 2004 financial statements are not materially impacted for the change in presentation, and reliance on the previously issued 2004 financial statements should be maintained.  We will revise the 2004 statement of cash flows for conformity purposes.  This presentational change will ensure all periods presented are comparable to the restated statement of cash flows for the years ended December 31, 2006 and 2005.

Notes to Consolidated Financial Statements, page 33

Note 2.  Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34
2.
We reviewed your response to comment three in our letter dated August 14, 2007.  Please clarify for us the nature of your third party services recorded on a gross basis versus those services recorded on a net basis.  While you indicate in you most recent response that you record third-party service revenues at gross sales amounts, your proposed revised recognition policy, provided in response to comment six in your letter dated July 26, 2007, indicates that third party services, such as software maintenance contracts, software agency fees and extended warranties, are recorded on a net basis.  In this regard, please further revise your disclosure to clarify your revenue recognition policy as it relates to third-party services and show us your revisions.

In all future periodic regulatory filings we will disclose the following revenue recognition policy in our critical accounting policies.

We adhere to the revised guidelines and principles of sales recognition in Staff Accounting Bulletin No. 104 (“SAB 104”), "Revenue Recognition," issued by the staff of the SEC as a revision to Staff Accounting Bulletin No. 101, “Revenue Recognition.”  We recognize revenue on product sales when persuasive evidence of an arrangement exists, delivery has occurred, prices are fixed or determinable, and ability to collect is probable.  We consider the point of delivery of the product to be when the risks and rewards of ownership have transferred to the customer.  Our shipping terms dictate that the passage of title occurs upon receipt of products by the customer except for the last seven calendar days of each fiscal quarter, when all shipments are insured in the name of the customer. For these seven days, passage of risk of loss and title occur at the shipping point.

The majority of our sales relate to physical products. For all product sales, shipped directly from our warehouse or from our suppliers to customers, we are the primary obligor, have full latitude in establishing price with the customer, select the supplier to provide the product, take title to the product sold upon shipment, bear credit risk, and bear inventory risk for returned products.  These sales are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the product recorded as cost of sales.  Additionally, amounts billed for shipping and handling are recorded as sales.

For all third-party services, we are the primary obligor to our customer, we have full latitude in establishing price with the customer, we select the third-party service provider, we are obligated to compensate the service provider for work performed regardless of whether the customer accepts the work and we bear credit risk; therefore, these revenues are recognized on a gross basis with the selling price to the customer recorded as sales and the acquisition cost of the service recorded as cost of sales.

Software maintenance contracts, software agency fees, and extended warranties that we sell (for which we are not the primary obligor), are recognized on a net basis in accordance with Emerging Issues Task Force Issue No. 99-19 (“EITF 99-19”), “Reporting Revenue Gross as a Principal versus Net as an Agent.”  We do not take title to the products or assume any maintenance or return obligations in these transactions; title is passed directly from the supplier to our customer. Accordingly, such revenues are recognized in sales either at the time of sale or over the contract period, based on the nature of the contract, at the net amount retained by us, with no cost of goods sold.

Sales are reported net of returns and allowances.  We offer limited return rights on our product sales.  We have demonstrated the ability to make reasonable and reliable estimates of product returns based on significant historical experience. We had allowances for sales returns, net of cost, of {$insert amount} at December 31, 200X and 200X, respectively.

*         *         *         *

Sincerely,

/S/ RONALD MCFADDEN

Ronald McFadden
Senior Vice President and
Chief Financial Officer